OPTIONSXPRESS, INC.

(SEC. I.D. NO. 8-52354)

Statement of Financial Condition as of
December 31, 2016, and Report of Independent
Registered Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   <u>01/01/16</u>   AND ENDING   <u>12/31/16</u>
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

optionsXpress, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 S. Wacker, 12th Floor
(No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Schrick   (720) 418-4545
       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of optionsXpress, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the "Company") (a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation) as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of optionsXpress, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

OPTIONSXPRESS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016 (In thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$	150,513
Cash and other assets segregated and on deposit for regulatory purposes		888,315
Receivables from brokers, dealers, and clearing organizations		131,619
Receivables from brokerage clients — net		145,070
Equipment and office facilities — net		1,056
Goodwill		62,824
Other assets		11,169
Total assets	$	1,390,566

Liabilities and Stockholder's Equity

Payables to brokers, dealers, and clearing organizations	$	6,180
Payables to brokerage clients		1,020,907
Accrued expenses and other liabilities		11,457
Deferred income taxes payable		3,923
Payables to affiliates		620
Total liabilities		1,043,087
Stockholder's equity:		
Common stock — 25,000,000 shares authorized $0.01 par value per share; 1,000 shares issued and outstanding	$	-
Additional paid-in capital		241,430
Retained earnings		106,049
Total stockholder's equity		347,479
Total liabilities and stockholder's equity	$	1,390,566

See Notes to Statement of Financial Condition

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

1. **Organization and Nature of Business**

optionsXpress, Inc. (the Company) is a wholly-owned subsidiary of optionsXpress Holdings, Inc. (the Parent), which is a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The Company provides internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail clients located throughout the United States (U.S.) and certain foreign countries.

The Company is registered as a broker dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Securities Investor Protection Corporation (SIPC), the National Securities Clearing Corporation and the Depository Trust Company (together, the "Depository Trust & Clearing Corporation" or DTCC), and the Options Clearing Corporation (OCC). In addition, the Company is registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The primary regulators of the Company are FINRA and, for futures and commodities trading activities, the NFA.

The Company provides clearing and execution services for its clients and the clients of its affiliates, optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. The Company clears all of its futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement with a clearing futures commission merchant (clearing FCM).

2. **Summary of Significant Accounting Policies**

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to valuation of goodwill, allowance for doubtful accounts, and legal and regulatory reserves. Actual results may differ from those estimates.

Client transactions

Clients' securities transactions, excluding futures activity, are recorded on a settlement-date basis. Futures transactions are recorded on a trade-date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include deposits with banks.

Cash and other assets segregated and on deposit for regulatory purposes

Cash and other assets segregated and on deposit for regulatory purposes include interest-bearing cash deposits from clients' security accounts held in a special reserve bank account in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, and interest-bearing cash deposits, including open trade equity and cash deposits with a clearing FCM, that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing a futures commission merchant.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

Receivables from brokerage clients

Receivables from brokerage clients includes margin loans to securities brokerage clients and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for doubtful accounts. The Company monitors margin levels and requires clients to deposit additional collateral, or reduce margin positions to meet minimum collateral requirements if the fair value of the collateral changes. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved for in the allowance for doubtful accounts, except in the case of confirmed fraud, which is reserved immediately. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization.

Equipment and office facilities

Equipment and office facilities are recorded at cost net of accumulated depreciation and amortization. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment and office facilities are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. The Company's annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to their carrying values. Based on the Company's analysis, fair value significantly exceeded the carrying value of the Company as of its annual testing date.

Guarantees and indemnifications

The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of obligations relating to guarantees are estimated based on transactions for similar guarantees or expected present value measures.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the financial statement on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company's policy is to recognize transfers of financial instruments between levels as of the beginning of the reporting period in which a transfer occurs.

Assets and liabilities measured at fair value on a recurring basis

The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. The Company generally obtains prices from at least three independent pricing sources for assets recorded at fair value.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

The Company's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to be issued" securities. The Company compares the prices obtained from its primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

Fair value of other financial instruments

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of other financial instruments are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

- *Cash and cash equivalents* are short-term in nature and accordingly are recorded at amounts that approximate fair value.

- *Cash and other assets segregated and on deposit for regulatory purposes* are short-term in nature and accordingly are recorded at amounts that approximate fair value.

- *Receivables from/payables to brokers, dealers, and clearing organizations* are short-term in nature, recorded at contractual amounts and historically have been settled at those values. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Receivables from/payables to brokerage clients — net* are short-term in nature, recorded at contractual amounts and historically have been settled at those values. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Financial instruments included in other assets* primarily consist of cost method investments whose carrying values approximate their fair values.

New Accounting Standards

Adoption of New Accounting Standards

On January 1, 2016, the Company adopted ASU 2015-02, "Consolidation (Topic 810)," which amends the analysis a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The new guidance is applicable to all entities but provides an exception for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The adoption of ASU 2015-02 did not have an impact on the Company's statement of financial condition as the new guidance did not change any consolidation conclusions reached in accordance with the previous guidance.

On January 1, 2016, the Company also adopted ASU 2015-05, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)," which provides new guidance that clarifies customers' accounting for fees paid in a cloud computing arrangement. Under the new guidance, if a cloud computing arrangement includes a software license, the customer shall account for the software license element of the arrangement consistent with the

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

acquisition of other software licenses. If the cloud computing arrangement does not include a software license, the customer shall account for the arrangement as a service contract. The guidance applies to all new arrangements entered into after January 1, 2016. The adoption of ASU 2015-05 did not have an impact on the Company's statement of financial condition.

New Accounting Standards Not Yet Adopted

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Overall (Subtopic 825-10)," which will become effective January 1, 2018. This new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions of the guidance include (i) most equity investments are to be measured at fair value with changes in fair value recognized in net income, except for those accounted for under the equity method or those that do not have readily determinable fair values for which a practical expedient can be elected, (ii) requires the use of an exit price notion when measuring the fair value of financial instruments for disclosure purposes, and (iii) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial instrument on the balance sheet or in the accompanying notes. The Company does not expect the adoption of ASU 2016-01 will have a material impact on its statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" which amends the accounting for leases by lessees and lessors. The primary change as a result of the new standard is the recognition of right of use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances and expanded lease disclosures. ASU 2016-02 will become effective January 1, 2019, with early adoption permitted, and requires entities to apply the new guidance using a modified retrospective transition. Modified retrospective transition requires entities to apply the new guidance as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard. Certain transition reliefs are permitted if elected by the entity. The adoption of ASU 2016-02 will result in the Company recognizing a right-of-use asset and lease liability on the statement of financial condition based on the present value of remaining operating lease payments.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" which provides new guidance for recognizing impairment of most debt instruments measured at amortized cost, including loans and held to maturity debt securities. The new guidance will require estimating expected credit losses (CECL) over the remaining life of an instrument or a portfolio of instruments with similar risk characteristics based on relevant information about past events, current conditions and reasonable forecasts. The initial estimate of and the subsequent changes in CECL will be recognized as credit loss expense through current earnings and will be reflected as an allowance for credit losses offsetting the carrying value of the financial instrument(s) on the balance sheet. ASU 2016-13 will become effective January 1, 2020, with early adoption permitted as of January 1, 2019. The new guidance will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the entity applies the new guidance. The Company is currently evaluating the impact of this new guidance on its statement of financial condition.

3. **Receivables from Brokers, Dealers, and Clearing Organizations**

Amounts receivable from brokers, dealers, and clearing organizations consisted of the following at December 31, 2016:

Deposits with clearing organizations	$	111,240
Deposits for securities borrowed		18,249
Other		2,130
Total receivables from brokers, dealers, and clearing organizations	$	131,619

4. **Receivables from and Payables to Brokerage Clients**

Receivables from and payables to brokerage clients as of December 31, 2016 are detailed below:

Receivables		
Margin loans, net of allowance for doubtful accounts	$	141,702
Other brokerage receivables		3,368
Receivables from brokerage clients – net	$	145,070
Payables		
Interest-bearing payables	$	896,345
Non-interest-bearing payables		124,562
Payables to brokerage clients – net	$	1,020,907

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

5. **Equipment and Office Facilities**

Equipment and office facilities consisted of the following at December 31, 2016:

Furniture and equipment	$	19,016
Computer software		18,992
Leasehold improvements		4,113
Total equipment and office facilities		42,121
Accumulated depreciation and amortization		(41,065)
Total equipment and office facilities — net	$	1,056

6. **Other Assets**

The components of other assets as of December 31, 2016 are as follows:

Income taxes receivable	$	8,013
Accounts receivable		1,456
Other investments		739
Prepaid expenses		722
Receivables from affiliates		96
Interest and dividends receivable		95
Other		48
Total other assets	$	11,169

7. **Payables to Brokers, Dealers, and Clearing Organizations**

Payables to brokers, dealers and clearing organizations at December 31, 2016 consisted of the following:

Deposits for securities loaned	$	5,717
Payables for securities failed to receive		463
Total payables to brokers, dealers, and clearing organizations	$	6,180

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2016:

Accrued compensation	$	6,560
Accrued expenses		2,673
Income taxes payable		1,943
Other		281
Total accrued expenses and other liabilities	$	11,457

9. Commitments and Contingencies

Commitments: The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through October 2018. The remaining fixed and determinable portions of these obligations were $807 at December 31, 2016.

Guarantees and indemnifications: The Company has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation – a clearing house that establishes margin requirements on these transactions. The Company partially satisfies the margin requirements by arranging unsecured standby LOCs, in favor of the Options Clearing Corporation, which are issued by several banks. At December 31, 2016, the aggregate face amount of these LOCs totaled $70 million. There were no funds drawn under any of these LOCs at December 31, 2016. In connection with its securities lending activities, the Company is required to provide collateral to certain brokerage clients. The Company satisfies the collateral requirements by providing cash as collateral.

The Company clears its clients' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing broker and its clearing futures commission merchants for losses they may sustain for the client accounts introduced to them by the Company. The Company provides guarantees to its clearing organizations and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies: The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest to stockholders. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company. Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

Other matters: On April 16, 2012, optionsXpress, Inc. was charged by the SEC in an administrative proceeding alleging violations of its close-out obligations under Regulation SHO (short sale delivery rules) in connection with certain customer trading activity. Following trial, in a decision issued June 7, 2013, the judge held that optionsXpress, Inc. had violated Regulation SHO and aided and abetted fraudulent trading activity by its customer, and ordered optionsXpress, Inc. and the customer to pay disgorgement and penalties in an amount that would not be material. The Company appealed to the SEC, and in a decision issued August 18, 2016 and amended September 13, 2016, the SEC dismissed all fraud charges but affirmed the violations of Regulation SHO and the financial sanctions imposed by its administrative law judge. This matter is now concluded.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

10. **Financial Instruments Subject to Off-Balance Sheet Credit Risk, Credit Risk, or Market Risk**

Off-Balance Sheet Credit Risk

Securities lending: The Company loans brokerage client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The Company borrows securities from other broker-dealers to fulfill short sales by clients and delivers cash to the lender in exchange for the securities. The fair value of these borrowed securities was $17,686 at December 31, 2016. All of the Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, the Company does not net securities lending transactions. Therefore, the Company's securities loaned and securities borrowed are presented gross in the statement of financial condition.

The following table presents information about the Company's securities lending activity to enable the users of the Company's financial statements to evaluate the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2016.

| | Gross Assets/ Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
				Counterparty Offsetting	Collateral	
Assets:						
Securities borrowed [1]	$ 18,249	$ -	$ 18,249	$ (1,129)	$ (16,643)	$ 477
Total	$ 18,249	$ -	$ 18,249	$ (1,129)	$ (16,643)	$ 477
Liabilities:						
Securities loaned [2,3]	$ 5,717	$ -	$ 5,717	$ (1,129)	$ (4,136)	$ 452
Total	$ 5,717	$ -	$ 5,717	$ (1,129)	$ (4,136)	$ 452

[1] Included in receivables from brokers, dealers, and clearing organizations in the Company's statement of financial condition.

[2] Included in payables to brokers, dealers, and clearing organizations in the Company's statement of financial condition.

[3] Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities.

Client trade settlement: The Company is obligated to settle transactions with brokers and other financial institutions even if the Company's clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after the trade date. If clients do not fulfill their

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin Lending: Clients with margin loans have agreed to allow the Company to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities available under such regulations, for the Company to utilize as collateral, and the amounts pledged by the Company, as of December 31, 2016.

Fair value of client securities available to be pledged	$ 230,342
Fair value of client securities pledged for:	
Securities lending to other broker-dealers	5,179
Fulfillment of client short sales	31,956
Fulfillment of requirements with the Options Clearing Corporation [1]	119,798
Total collateral pledged	$ 156,933

(1) Client securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

Concentration Risk

The Company has exposure to concentration risk when holding large positions of financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

The Company also has exposure to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry. This concentration risk is mitigated by collateral arrangements that require the fair value of such collateral exceeds the amounts loaned, as described above.

11. **Fair Values of Assets and Liabilities**

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see "Notes – 2. Summary of Significant Accounting Policies." The Company did not transfer any assets or liabilities between Level 1, Level 2, or Level 3 during 2016. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2016. The Company did not have any assets or liabilities recorded at fair value on a recurring basis as of December 31, 2016.

Fair Value of Other Financial Instruments

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of other financial instruments are also described in "Notes – 2. Summary of Significant Accounting Policies." There were no significant changes in these methodologies or assumptions during 2016. The following table presents the fair value hierarchy for other financial instruments at December 31, 2016:

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 150,513	$ -	$ 150,513	$ -	$ 150,513
Cash and other assets segregated and on deposit for regulatory purposes	888,315	-	888,315	-	888,315
Receivables from brokers, dealers, and clearing organizations	131,619	-	131,619	-	131,619
Receivables from brokerage clients — net	145,070	-	145,070	-	145,070
Other assets	739	-	739	-	739
Total	$1,316,256	$ -	$1,316,256	$ -	$1,316,256
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 6,180	$ -	$ 6,180	$ -	$ 6,180
Payables to brokerage clients	1,020,907	-	1,020,907	-	1,020,907
Total	$1,027,087	$ -	$1,027,087	$ -	$1,027,087

12. **Related-Party Transactions**

The Company provides securities and futures clearing services on a fully disclosed basis to its affiliate broker-dealers, optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. At December 31, 2016, the Company had a payable to optionsXpress Australia, Pty Limited, of $128, which is included in payables to affiliates and a receivable from optionsXpress Singapore Pte. Ltd., of $49, which is included in Other Assets.

The Company pays rent for office facilities that are leased by the Parent.

The Company borrows securities from Charles Schwab & Co., Inc., (Schwab) a subsidiary of CSC. At December 31, 2016, securities borrowed from Schwab totaled $1,779 and are included in receivables from brokers, dealers, and clearing organizations.

The Company enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Charles Schwab Bank, a subsidiary of CSC. At December 31, 2016, these sweep deposit balances totaled $1,558,432.

The Company has an unsecured credit facility with CSC of $200,000. This facility is scheduled to expire in December 2018. Borrowings under this facility do not qualify as regulatory capital for the Company and are included in payables to affiliates. There were no borrowings outstanding under this facility at December 31, 2016.

CSC and Schwab provide administrative, technology, support, and other services to the Company and other affiliates. At December 31, 2016, the Company had accrued a payable of $131 related to these services to Schwab and $302 to CSC, which are included in payables to affiliates.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

13. **Employee Incentive, Retirement and Stock Incentive Plans**

Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to employees, officers, and directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. At December 31, 2016, CSC was authorized to grant up to 50 million common shares under its existing stock incentive plans. Additionally, at December 31, 2016, CSC had 38 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2016, there was $254 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2020 with a remaining weighted-average service period of 1.9 years for stock options, 2.5 years for restricted stock units, and 0.5 years for performance stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2016	37	$ 22.12	6.50	$ 649
Vested and expected to vest at December 31, 2016	37	$ 22.03	6.47	$ 646
Vested and exercisable at December 31, 2016	23	$ 17.94	5.21	$ 505

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on CSC's stock options granted and exercised for the year ended December 31, 2016 is presented below:

Weighted-average fair value of options granted per share	$ 8.73
Cash received from options exercised (in millions)	144
Tax benefit realized on options exercised (in millions)	38
Aggregate intrinsic value of options exercised (in millions)	149

Management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. Management uses historical option

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

exercise data, which includes employee termination data, to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options. The assumptions used to value the Company's options granted during 2016 and their expected lives were as follows:

Weighted-average expected dividend yield	1.22 %
Weighted-average expected volatility	30 %
Weighted-average risk-free interest rate	1.8 %
Expected life (in years)	4.7-7.3

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while performance-based restricted stock units also require the Company achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of the Company's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The fair value of the restricted stock units that vested during 2016 was $105 million. CSC's restricted stock units activity is summarized below:

	Restricted Stock Units	
	Number of Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2016	8	$ 29.41

Retirement Plan

Employees of the Company can participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

14. **Taxes on Income**

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts reduced taxes payable by $532 in 2016.

OPTIONSXPRESS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016
(In thousands, except option price amounts or as noted)

The temporary differences that created deferred tax assets and liabilities are detailed below:

Deferred tax assets:		
Employee compensation, severance, and benefits	$	2,310
State and local taxes		200
Reserves and allowances		544
Total deferred tax assets		3,054
Deferred tax liabilities:		
Depreciation and amortization		(6,796)
Other		(181)
Total deferred tax liabilities		(6,977)
Deferred tax liability — net	$	(3,923)

At December 31, 2016, there were $2,703 of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The Company accrued approximately $29 of interest and penalties at December 31, 2016.

Federal returns for 2011 through 2015 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

15. **Regulatory Requirements**

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $250, which is based on the type of business conducted by the Company. At December 31, 2016, 2% of aggregate debit balances was $8,243, which exceeded the minimum dollar requirement for the Company of $250. Under the alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company is also subject to the CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($1,000), or the sum of 8% of the total risk margin requirements for all positions carried in client accounts and 8% of the total risk margin requirements for all positions carried in non-client accounts, as defined in Reg. 1.17. At December 31, 2016, 8% of the total risk margin requirements for all positions carried in client and non-client accounts was $5,872, which exceeded the minimum dollar requirement for the Company of $1,000.

At December 31, 2016, the Company's net capital was $268,601 (65% of aggregate debit balances), which was $260,358 in excess of its minimum required net capital and $247,994 in excess of 5% of aggregate debit balances.

OPTIONSXPRESS, INC.
(In thousands, except option price amounts or as noted)

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and other applicable regulations, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. Additional amounts are segregated in accordance with the regulations of the CFTC governing futures commission merchants.

The Company had $763,061 of its cash segregated for the exclusive benefit of clients at December 31, 2016. In addition, the Company had $1,000 segregated relating to its proprietary accounts of broker dealers (PAB), $120,698 segregated relating to clients' domestic commodity futures positions, and $2,442 segregated relating to clients' foreign commodity futures positions pursuant to CFTC Regulation 30.7 as of December 31, 2016. On January 3, 2017, the Company deposited a net amount of $71,544 of cash into its segregated reserve bank accounts.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2016, through the date the financial statements were issued. Based on this evaluation, other than as recorded or disclosed within these financial statements and related notes, the Company has determined none of these events were required to be recognized or disclosed.

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